Magda El Guindi-Rosenbaum
+1.202.373.6091
mer@morganlewis.com

VIA EDGAR

June 27, 2017

Mr. Trace Rakestraw
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

Dear Mr. Rakestraw:

On behalf of Aspiriant Trust (the “Trust”), this letter responds to oral comments you provided on June 20, 2017 regarding post-effective amendment no. 16 to the Trust’s registration statement on Form N-1A, which was filed on May 2, 2017 to reflect certain changes to the Aspiriant Risk-Managed Equity Allocation Fund (the “Fund”). For your convenience, your comments, as well as the Trust’s responses, are set forth below.

1.	Comment: Footnote 3 to the fee table describes an advisory fee waiver. Please confirm whether the advisory fee waiver is subject to recoupment and, if so, please disclose the terms of recoupment.

Response: The Trust confirms that the advisory fee waiver is not subject to recoupment.

2.	Comment: In footnote 3, please add the term “contractually” before “agree to waive”.

Response: The Trust represents that it will add the requested disclosure.

3.
Comment: The staff notes that the derivatives and leverage principal risk disclosure has been removed, however, a parenthetical in the first paragraph of the Item 4 principal investment strategies disclosure lists derivatives. If investing in derivatives continues to be a principal investment strategy, please add back in disclosure regarding derivatives that satisfies the requirements of the Barry Miller letter or explain why the risk disclosure was removed.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

June 27, 2017

Response: The Trust confirms that investing in derivatives is no longer a principal investment strategy of the Fund and it will delete the noted references to derivatives.

4.	Comment: Please confirm that the Fund’s investment in private funds will be considered illiquid and subject to the 15% illiquid securities limitation.

Response: The Trust so confirms.

5.
Comment: The staff notes that at the end of the most recent fiscal year, the Fund had a 29% exposure to a GMO fund. As disclosed in the Fund’s Underlying Fund Risk, by investing in underlying funds, the Fund is subject to the risks associated with the underlying funds’ investments. Please consider disclosing the principal risks of the GMO fund in the Fund’s prospectus given that the risks of the GMO fund would be significant to the Fund.

Response: The Trust represents that it will add the requested underlying fund principal risk disclosure.

6.
Comment: The staff notes that the reference to value investing in the principal investment strategies has been deleted, however, there continues to be risk disclosure regarding value investing. Please reconcile.

Response: The Trust represents that it will delete the value investing risk disclosure since value investing is no longer a principal investment strategy of the Fund.

7.	Comment: In light of the principal investment strategy disclosure regarding quality investing, should there be quality investing risk disclosure?

Response: The Trust represents that it will add additional risk disclosure regarding quality investing to its current investment style risk disclosure.

8.	Comment: Please note that all comments regarding the principal investment strategy and principal risk disclosure apply to both the Item 4 and Item 9 disclosure.

Response: The Trust represents that any changes to the principal investment strategy or principal risk disclosure will be made to both sections as applicable.

9.
Comment: Relating to the expense limitation agreement disclosed in the 5th paragraph under Management of the Fund -- Investment Adviser, please confirm that if the expense limitation were to be applied to fees and expenses of the Fund, it would be disclosed in the fee table.

Response:  The Trust so confirms.

10.	Comment: Under Investment Companies and Other Pooled Investment Vehicles on p. 15 of the SAI, please reflect receipt by the Trust of the fund of funds exemptive order.

June 27, 2017

Response: The Trust represents that will add the requested disclosure.

11.
Comment: With respect to the Fund’s concentration policy disclosed on p. 21 of the SAI, please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether a fund is in compliance with its concentration policy. Please add disclosure clarifying that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response: The Trust represents that it will add disclosure stating that it will endeavor to consider the concentration of underlying investment companies when determining the Fund’s compliance with its concentration policy.

12.	Comment: Please confirm that the trustee and officer table complies with the requirements of Item 17 of Form N-1A.

Response: The Trust so confirms.

***************

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc: Benjamin D. Schmidt, Aspiriant Trust